SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Sinovac Biotech Ltd.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

P8696W104
(CUSIP Number)

Michael T. Shannon, Esq.
Devlin Jensen
Barristers & Solicitors
Suite 2550 – 555 W. Hastings Street
Vancouver, British Columbia
Canada   V6B 4N5
(604) 684-2550
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

August 18, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  [   ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP NO.: P8696W104                                         13D                                                    Page 2 of 5 Pages

(1)	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Heping Wang
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (See Instructions) (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) PF (See Item 3)
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED [ ] PURSUANT TO ITEMS 2(d) OR 2(e)
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 2,960,000 (1)
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 2,960,000 (1)
	(10)	SHARED DISPOSITIVE POWER 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,960,000
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
(14)	TYPE OF REPORTING PERSON (See Instructions) IN

(1)        Heping Wang has sole voting and dispositive power of 2,790,000 shares which he directly owns and 170,000 shares underlying stock options which have vested and are exercisable within 60 days held directly by Heping Wang.

CUSIP NO.: P8696W104                                         13D                                                    Page 3 of 5 Pages

Item 1.             SECURITY AND ISSUER

                        The class of equity securities to which this statement relates is common stock, $0.001 par value per share (the "Common Stock") of Sinovac Biotech Ltd., a corporation organized under the laws of the Country of Antigua (the "Issuer").  The address of the principal executive offices of the Issuer is No. 39 Shangdi Xi Road, Haidian District, Beijing, P.R.China,   100085.

Item 2.             IDENTITY AND BACKGROUND

                        (a) – (c)

                        He Ping Wang's principal occupation is Vice General Manager of Asia Durable Investments Co., Ltd. and a Director of the Issuer.  Mr. Wang's residential address is No. 9, 2-102 Ganjiakou Haidian District Beijing, People’s Republic of China.

                        (d) – (f)

                        During the last five years, Mr. He Ping Wang has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  In addition, during the last five years, Mr. Wang has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction; and therefore, is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                        Mr. Heping Wang is a citizen of the People’s Republic of China.

Item 3.             SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                        Mr. Heping Wang was the beneficial owner of 3,530,000 shares of Sinovac Biotech Ltd. (3,500,000 shares received by Mr. Wang in January 2004 from the acquisition of Tangshan Yian Biological Engineering Co., Ltd. by the Issuer and 30,000 shares received in April 2005 from the exercise of stock options), which represented approximately 9.3% of the Issuer’s outstanding shares of Common Stock, not including vested options owned by Mr. Wang.  From April 7, 2005 to June 23, 2005, Mr. Wang sold 370,000 shares of the Issuer through the facilities of the American Stock Exchange pursuant to an exemption from registration set forth in Rule 144 of the Securities Act of 1933, as amended (the “Act”).  In addition, from August 15, 2005 to August 18, 2005, Mr. Wang sold 370,000 shares of the Issuer through the facilities of the American Stock Exchange pursuant to an exemption from registration set forth in Rule 144 of the Act.  Therefore, as at August 18, 2005, Mr. Wang currently holds 2,790,000 shares of Sinovac Biotech Ltd., which represents approximately 7.4% of the Issuer’s outstanding shares of Common Stock, not including vested options owned by Mr. Wang.

CUSIP NO.: P8696W104                                         13D                                                    Page 4 of 5 Pages

Item 4.             PURPOSE OF TRANSACTION

                        The purpose of the transactions being reported was Mr. Heping Wang’s disposition of an aggregate of 740,000 shares of Common Stock of the Issuer through the facilities of the American Stock Exchange pursuant to an exemption from registration set forth in Rule 144 of the Act in order to raise some personal funds.  Mr. Wang is currently holding his remaining 2,790,000 shares for investment purposes.  Mr. Heping Wang has no other plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.             INTEREST IN SECURITIES OF THE ISSUER

                        (a)        Mr. Heping Wang directly owns 2,790,000 shares of Common Stock of the Issuer which represents approximately 7.4% of the outstanding Common Stock of the Issuer, not including vested options owned by Mr. Wang.  This percentage is based on 37,776,211 shares of Common Stock issued and outstanding as at August 18, 2005.  In addition, Mr. Wang beneficially owns 170,000 shares underlying stock options which have vested and/or are exercisable within 60 days.

                        (b)               Mr. Heping Wang has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 2,790,000 shares of Common Stock, which he directly owns and 170,000 shares underlying stock options which have vested and/or are exercisable within 60 days.

                        (c)        Except as otherwise described herein, and to the knowledge of Mr. Heping Wang, Mr. Wang has not affected any transaction in the Common Stock during the past sixty (60) days.

                        (d)        Except as otherwise described herein, and to the knowledge of Mr. Heping Wang, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the Common Stock owned by Mr. Heping Wang.

                        (e)        It is inapplicable for the purpose herein to state the date on which Mr. Heping Wang ceased to be an owner of more than five percent (5%) of the Common Stock.

Item 6.             CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                        RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

                        Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Heping Wang and any other person with respect to the voting or disposition of the shares of Common Stock beneficially owned by Mr. Heping Wang.

CUSIP NO.: P8696W104                                         13D                                                    Page 5 of 5 Pages

Item 7.             MATERIAL TO BE FILED AS EXHIBITS

                        Not Applicable as there are no exhibits to be filed with this Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 18, 2005                                                            /s/ Heping Wang
                                                                                                Heping Wang